                                            Exhibit 77(D)(a)
                            Morgan Stanley Focus Growth Fund
                      (Formerly American Opportunities Fund)

     Effective  July  3, 2006, the Morgan  Stanley  American
Opportunities Fund (the "Fund") changed its name to  "Morgan
Stanley  Focus Growth Fund."  Also effective July  3,  2006,
the   Fund  eliminated  its  existing  principal  investment
strategy that required investing at least 80% of the  Fund's net  assets  in securities issued by companies traded  on  a
U.S.  securities exchange or issued by the U.S.  Government, its agencies or instrumentalities.  The Fund's new principal investment  strategy  states that  the  Fund  will  normally invest at least 65% of its assets in a diversified portfolio of common stocks (including depositary receipts).